# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GIBO HOLDINGS Ltd, CIK 0002034520
CUSIP: G38617125
Title of class of securities: Class A ordinary shares, par value US$0.0002 per share
Address of issuer's principal executive offices: 3A-1A, Menara Khuan Choo, Jalan Raja Chulan, Bukit Bintang, Kuala Lumpur, Malaysia (N8), 50200
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001641172-25-023461
Filed by CIK 0001684034

## Reporting persons
- Chun Yen Lim: type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); sole voting power 2,371,870; shared voting power 0; sole dispositive power 2,371,870; shared dispositive power 0; aggregate amount beneficially owned 2,371,870 (3.6% of the class)
  Comment: (1) The number of shares beneficially owned reported in Item 5, 7 and 9 represents 2,371,870 Class B ordinary shares, par value US$0.0002 per share (the "Class B Ordinary Shares), of GIBO Holdings Limited (the "Issuer"), held of record by Mr. Chun Yen Lim. Each Class B Ordinary Share is convertible at the option of the holder into one Class A ordinary share, par value US$0.0002 per share (collectively, the "Class A Ordinary Shares"), of the Issuer. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B Ordinary Share by a holder to any person who is not Mr. Lim or an affiliate of Mr. Lim, or upon a change of the ultimate beneficial ownership of any Class B Ordinary Share to any person who is not Mr. Lim or an affiliate of Mr. Lim, such Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to 20 votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote.
  
  (2) The percentage of class reported in Item 11 is calculated based on the Issuer's 65,117,623 Class A Ordinary Shares, the sum of the Issuer's 60,849,977 Class A Ordinary Shares and 4,267,646 Class B Ordinary Shares issued and outstanding as of April 15, 2026, as reported on the Issuer's annual report on Form 20-F for the year ended December 31, 2025, as filed with the Securities and Exchange Commission on May 15, 2026, assuming conversion of the Class B Ordinary Shares into Class A Ordinary Shares.

## Item 1. Issuer
Name of issuer: GIBO HOLDINGS Ltd
Address of issuer's principal executive offices: 3A-1A, Menara Khuan Choo, Jalan Raja Chulan, Bukit Bintang, 50200, Kuala Lumpur, Malaysia

## Item 2. Person Filing
Name of person filing: Chun Yen Lim
Address of principal business office or, if none, residence: 3A-1A, Menara Khuan Choo, Jalan Raja Chulan, Bukit Bintang, 50200, Kuala Lumpur, Malaysia
Citizenship: Malaysian

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on cover page.
Percent of class: See responses to Item 11 on cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Chun Yen Lim: /s/ Chun Yen Lim, Chun Yen Lim / Chairman of Board of Directors (05/15/2026)